SYLA Technologies Co., Ltd.

Investor Presentation

May 15, 2023

SYLA Technologies

Forward-Looking Statements

This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in the annual report on Form 20-F for the fiscal year ended December 31, 2022 that we have filed with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements are only predictions. The forward-looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this document and other statements made from time to time by us or our representatives might not occur. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a total risk of loss.

SYLA Technologies

Risk Factors

Our business and our ability to execute our business strategy are subject to a number of risks as more fully described in the section titled "Risk Factors" of our annual report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the SEC. These risks are not presented in the order of importance or probability of occurrence. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. These risks include, among others:

- It may not be possible for investors to effect service of process within the United States upon most our directors, corporate auditors and executive officers, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.
- Substantially all of our revenues are generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results. Our functional currency and reporting currency is the Japanese yen. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies which, among other factors, may be influenced by governmental policies and domestic and international economic and political developments. If our non-Japanese revenues increase substantially in the future, any significant change in the value of the currencies of the countries in which we do business against the Japanese yen could adversely affect our financial condition and results of operations due to translational and transactional differences in exchange rates. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the amount of our revenues that will be generated in other countries, the variability of currency exposures, and the potential volatility of currency exchange rates. We do not take actions to manage our foreign currency exposure, such as entering into hedging transactions.
- As a "foreign private issuer" we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC requirements and requirements of The Nasdaq Capital Market ("Nasdaq"), which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers. Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain Nasdaq regulations, including certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. Further, consistent with corporate governance practices in Japan, we do not have a standalone compensation committee or nomination and corporate governance committee under our board. In addition, we are not required under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, we are not required to provide the same executive compensation disclosures regarding the annual compensation of our five most highly compensated senior executives on an individual basis as are required of U.S. domestic issuers. As a foreign private issuer, we are permitted to disclose executive compensation on an aggregate basis and need not supply a Compensation Discussion & Analysis, as is required for domestic companies. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and accommodations will reduce the frequency and scope of information and protections to which you are entitled as an investor. For a detailed description of our home country corporate governance practices, see Part II, Item 16G, "Corporate Governance" of our annual report on Form 20-F for the fiscal year ended December 31, 2022.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

SYLA Technologies

- As an “emerging growth company” under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements.
- Public health epidemics or outbreaks (such as the novel strain of coronavirus (COVID-19)) could adversely impact our business.
- Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.
- There is a risk that we will be a passive foreign investment company (which we refer to as “PFIC”) for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. holder.
- If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and have an adverse effect on the value of our securities.
- The asset management platforms may not operate as we anticipate.
- If the security of our investors’ confidential information stored on the asset management platforms is breached or otherwise subjected to unauthorized access, their secure information may be stolen.
- Any significant disruption in service on the asset management platforms or in their computer or communications systems could reduce their attractiveness and result in a loss of users.
- Inappropriate business behavior of entrepreneurs raising funds via our platforms could result in reputational or financial damages to our business.
- Our crowdfunding platform operates on an online distribution model and is, therefore, subject to internet cyber risk.
- Real estate development projects are subject to numerous risks outside the Company’s control such as delays in permitting and other governmental approvals, increased costs, and labor shortages.
- Failure to manage land acquisitions, inventory and construction and development processes could result in significant cost overruns or errors in valuing sites.
- If land is not available at competitive prices, our sales and results of operations could be adversely affected.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see “Forward-Looking Statements” and the Company’s filings with the Securities and Exchange Commission.

- If the value of our land inventory decreases, our results of operations could be adversely affected by impairments and write-downs.
- A material amount of our revenues may be concentrated in one or more large customers. If we lose or experience a significant reduction in sales to such key customers, our revenues may decrease substantially and our results of operations and financial condition may be harmed.
- Historically, we have relied to a material extent on certain suppliers. If we encounter delays or difficulties in securing the required materials from such suppliers and are unable to find replacements or immediately transition to alternative suppliers, the lack of supplies delaying the production of our products could have a material adverse effect on our financial condition, results of operations and reputation.
- If we experience shortages in labor supply, increased labor costs or labor disruptions, there could be delays or increased costs in developing our real estate, which could adversely affect our operating results.
- Raw materials and building supply shortages and price fluctuations could delay or increase the cost of commercial and residential property construction and adversely affect our operating results.
- The illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties.
- We may not make a profit if we sell a property.
- The consideration paid for our target acquisition may exceed fair market value, which may harm our financial condition and operating results. We may also be unable to lease vacant space or renegotiate existing leases at market rates, which would adversely affect our returns on a target acquisition.
- A material reduction in the retail price of traditional utility generated electricity or electricity from other sources could harm our business, financial condition, results of operations and prospects.
- Existing electric utility industry regulations, and changes to regulations, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for our solar energy systems.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see “Forward-Looking Statements” and the Company’s filings with the Securities and Exchange Commission.

SYLA Technologies

- Our business currently depends on the availability of rebates, tax credits and other financial incentives. The expiration, elimination or reduction of these rebates, credits and incentives would adversely impact our business.
- Our ability to provide solar energy systems to customers on an economically viable basis depends on our ability to help customers arrange financing for such systems.
- If we cannot compete successfully against other solar and energy companies, we may not be successful in developing our operations and our business may suffer.
- With respect to providing electricity on a price-competitive basis, solar systems face competition from traditional regulated electric utilities, from less-regulated third party energy service providers and from new renewable energy companies.
- Developments in alternative technologies or improvements in distributed solar energy generation may materially adversely affect demand for our offerings.
- A significant slowdown in the growth of AI-related markets could affect our business and earnings. Even if the market does grow, there is a possibility that we may not be able to grow at a similar pace and at a steady pace.
- AI services developed by us may become obsolete due to groundbreaking technological innovations or the entry of competitors with financial and brand power.
- If we are unable to provide sufficient AI services due to our inability to secure development personnel with a certain level of skills, which results in a decline in the value of our services, our business or financial performance may be affected.
- There can be no assurance that we will be able to comply with Nasdaq's continued listing standards.
- The trading of our ADSs could experience extreme stock price run-ups followed by rapid price declines and strong stock price volatility as experienced in recent initial public offerings.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

COMPANY

Overview

Global Real Estate Crowdfunding Companies

	Number of registered members
FUNDRISE	387k*
REALTY MOGUL	274k*
SYLA Technologies	258k

*based on our research
https://fortune.com/2022/07/09/rental-property-homes-recession-proof-investment-fundrise-ben-miller/
https://www.goodfinancialcents.com/best-fundrise-alternatives/#2-realtymogul

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

SYLA Technologies

Growth Potential of the Real Estate Crowdfunding Market

(Unit: 100 million USD: 1USD=131.81JPY)



113.80
3.85
1.76
0.10
0.42
0.70
2018
2019
2020
2021
2022
2026

The real estate investment crowdfunding market is expected to grow at a high rate globally

*GrowShip Partners Co., Ltd. Website

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

No.1 Share of Domestic Real Estate Crowdfunding Market in Terms of Members

(1USD=131.81JPY)

One of the Largest Asset Management Platforms in Japan

- Rimawari-kun Real Estate Crowdfunding
- Rimawari-kun Apartment Management
- Rimawari-kun Solar
- Rimawari-kun Pro



Exhibiting real estate projects
Making "supportive" investment
Recruiting supporting investors through Rimawari-kun
SYLA
利回りくん
PLATFORM
Social contribution, regional development, and support for someone's dreams through real estate investment
SYLA
(Planner & Administrator)
Supporter
(Investor)
Rent from tenants
Dividend
Acquisition fees: 3-6%
Asset management fees: 1-2%

Rimawari-kun is a real estate-based fundraising platform with the No. 1 membership in Japan (258,000 members), enabling realization of financing for businesses with the concept of "social contribution, regional development, and 'supportive' investment in someone's dreams." Investors can complete all transactions online. Investment can be made from as low as 76 USD per investment unit.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

SYLA Technologies

Minimum investment unit as low as 76 USD

(1USD=131.81JPY)

Unique Marketing
Rakuten Data Marketing
Ability to Attract Content

Lower class (Less than $227,600 USD) — **$4.98 trillion USD** (42,157,000 households) → 利回りくん Rimawari-kun (Real estate crowdfunding)

Middle class ($227,600 USD – $379,300 USD)

Semi-affluent ($379,300USD – $758,700USD)

— **$4.29 trillion USD** (10,539,000 households) →
- 利回りくん × マンション経営 Rimawari-kun Apartment Management (Investment apartment)
- 利回りくん × ソーラー Rimawari-kun Solar (Solar power plant)

Affluent ($758,700USD – $3,793,000USD)

Super-affluent ($3,793,000USD or more)

— **$2.53 trillion USD** (1,327,000 households) → 利回りくん × プロ Rimawari-kun Pro (Whole residence and building)

Asset Management Platform
利回りくん
*Rimawari-kun with service logo

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see “Forward-Looking Statements” and the Company’s filings with the Securities and Exchange Commission.

Features of the "Rimawari-kun" Asset Management Platform

01

Unique marketing

- AI-based marketing by tier of financial asset holdings
- Crowdfunding for the masses, "Rimawari-kun" Pro for corporations and high net worth individuals

02

Linkage with Rakuten Points

- Reach 100 million people by linking with Rakuten Points
- Exclusive marketing collaboration in the real estate industry

03

Focused Content

- Developing products that resonate with investors, such as support funds
- Disseminating attractive content such as social contribution, regional development, and experiential UX

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

Future Initiatives of Rimawari-kun

01

Introduction of Rakuten ID Connect Option

- Customers can register as a member of Rimawari-kun using their Rakuten ID
- Significantly reduces entry work at registration
- Such usability improvements accelerate Rimawari-kun member acquisition

Rakuten → 利回りくん

02

Release of Rimawari-kun App

- Scheduled to be released in Mid-June 2023
- Identity confirmation will be completed by just holding your phone over your Individual Number Card
- Minimum of 1 minute from registration to investment



03

Conversion from Rakuten Points to Rimawari-kun Points

- 1 regular Rakuten Point can be converted to 1 Rimawari-kun Point
- Rimawari-kun Points can be used to invest in funds
- Utilizing Rimawari-kun Points allows for better returns


R POINT
(Regular points)
1 Point = 1 Point
Rimawari-kun Points

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

Many Attractive Projects Generating a Lot of Public Empathy

(1USD=131.81JPY)

Animal Protection



INUNEKO HILLS Animal Friendly Development Project

Total amount of subscriptions
$1.18m USD

Total amount applied for
$1.22m USD

Rate of achievement **103%**

Technological Innovation



Space Business Development with Horiemon

Total amount of subscriptions
$2.24m USD

Total amount applied for
$3.13m USD

Rate of achievement **140%**

Entertainment



Streamer Support Apartment

Total amount of subscriptions
$0.52m USD

Total amount applied for
$0.54m USD

Rate of achievement **103%**

Senior Care Solutions



Nursing Care x IoT Senior Tech Apartments

Total amount of subscriptions
$0.29m USD

Total amount applied for
$0.55m USD

Rate of achievement **191%**

New Era Asset Formation



Solar Data Center

Total amount of subscriptions
$0.07m USD

Total amount applied for
$1.15m USD

Rate of achievement **1,595%**

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

Case Study 1: Taiki Town Rocket Factory Fund

(1USD=131.81JPY)

01 Rocket Venture, a project funded by Takafumi Horie Interstellar Technologies, Inc.

- Support groundbreaking space exploration through real estate investment
- Funds totaling approximately 6.3m USD raised in a total of approximately 14 days
- ROI = 5.71%



SPECIAL SUPPORTER

Takafumi Horie

Japanese businessman, author, investor and TV personality. Founder of Interstellar Technologies Inc. Takafumi has been involved in a wide range of activities including space-related businesses, authoring, and producing popular apps.



Phase 1
Welding and Assembly Shop



Part 2
Structural Test Building



Part 3
Fuel Test Building

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

Case Study 2: INUNEKO Hills Animal Safety Fund

(1USD=131.81JPY)

02 Project to support and invest in Yusaku Maezawa's dreams and challenges

- Investment to support Yusaku Maezawa's initiative to save domestic pets.
- Contribute to society by supporting activities to shelter stray or left-behind dogs and cats.



SPECIAL SUPPORTER

Yusaku Maezawa



Founder of the ZOZO Corporation, 7.5 billion USD market cap company in 2018, Yusaku became the first Japanese private citizen to travel to and stay on the International Space Station. In 2023 he plans to be the first private citizen to orbit the moon aboard the Starship, a large rocket being developed by SpaceX-Elon Musk.


Special Supporter
Yusaku Maezawa
Silent Partners
Project Value $1.26m USD
(Subscribed Value $1.18m USD)
Supporting Investors
Preferred Investors
Investment in support
Dividend 3.67% p.a.
Fund Operator
Subordinate capital participation
SYLA
Exit by sales of realty under management and profit sharing
Upon delivering 4% dividend p.a. to investors
Purchase of Target Realty
Donation $758 USD p.a.
Rent Contract
Rent Fee
Target Realty
INUNEKO HILLS
General incorporated Association: Dog and Cat Welfare Foundation
SYLA Technologies
Rent Fee
Rent Contract
Tenants
Caring abandoned dogs and cats

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

Business Environment Surrounding Asset Management Platforms

(1USD=131.81JPY)

01

$15.2 trillion USD in personal financial assets, of which 54.2% are cash and deposits

- Heightened interest in asset management because of inflation
- Deregulation in government policies support shift from saving to investing

02

Government debt 2.5 times GDP in Japan

- Increased tax burden due to higher social security costs
- Pension reductions make personal asset formation a MUST

03

The real estate industry has 0 online transactions

- With the law amendment in 2022, an increase in the percentage of online real estate transactions is expected
- Real estate IDs are expected to increase transparency of information

Online Real Estate Transactions Expected to Increase

Online Transaction Ratio in Other Industries



Banks
Internet banking utilization
66.0%
Securities
Online transactions
50.2%

*Online reservation ratios for beauty, travel, food and beverage, etc. exceed 40%.

Online Transaction Ratio in the Real Estate Industry



Real Estate
Online transactions
0%

**The percentage of online transactions is expected to increase as the law was amended on May 16, 2022, to allow online transactions.

**MyBoscom's "Survey on Internet Banking" (2021)
The Japan Securities Dealers Association's "National Survey on Securities Investment (Summary of Survey Results)" (2021)
**Website of Japanese Ministry of Land, Infrastructure, Transportation and Tourism (April 27th, 2022)

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

Potential Market Size of Further Real Estate Financing

(1USD=131.81JPY)

Income-Producing Real Estate Market Size		Bank Real Estate Loans		Potential Market Size
Approx. $2.1 T USD	-	**$0.6 T USD**	=	**$1.4 T USD**

Rimawari-kun supplements banks, performing an indirect financial function.

Refer to the figures for rental housing from Nissay Research Institute,
"Real Estate Investment Market Size in Japan (1) 3-. Asset Size by Use" from March 12, 2021.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

GRCF (Government Real Estate Crowdfunding)

Negative spiral in public facilities


Continued deficit
Repair costs
Reconstruction costs

- Continued operations and major repairs would cost millions of USD
- Reconstruction is not possible by municipalities

- Know-how of private operators
- Utilization of subsidies for reconstruction and rent

Solving problems through collaboration

Rehabilitation of "non-performing" assets

Investment

- Social contribution helping public finances
- Growing interest in investment

Supporting investors



Advantages

Dividends
Returns

✓ **Planning to offer benefits of more than just financial return on investment**

✓ **Started initiatives for childcare support housing through industry-government-academia collaboration with Okayama University** 岡山大学 OKAYAMA UNIVERSITY

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

SYLA Group Sales Trend (Consolidated)

(Unit: thousand USD: 1USD=131.81JPY)



220,000
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
2,550
29,952
38,580
55,014
59,574
70,497
48,806
77,946
82,297
83,890
99,690
126,435
167,330
187,391-202,564
2011
2012
2013
2014
2015
2016
2016
*December
2017
2018
2019
2020
2021
2022
2023
Forecast

Financial statements in or before fiscal year 2019 have not been audited by an independent auditing firm.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

Business Growth through Platform Expansion (Consolidated)

(Unit: million USD: 1USD=131.81JPY)


Net Revenues
220
200
180
160
140
120
100
80
100
126
167
187-202
2020
2021
2022
2023
Forecast


Gross Profit
47
42
37
32
27
22
17
12
21
24
27
41-45
2020
2021
2022
2023
Forecast

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

SYLA Technologies

Business Growth through Platform Expansion (Consolidated) Income from Operation

(Unit: million USD: 1USD=131.81JPY)



Income from Operation
8.00
7.00
6.00
5.00
4.00
5.17
5.92
6.45 — 7.43
2021
2022
2023
Forecast

- **Legal and professional expenses for the costs for IPO to NASDAQ** over 2022 and 2023 (forecast) 5.96M USD

- **Depreciation expenses**
  FY2023 (Forecast) 2.67M USD
  FY2022 2.33M USD

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

Contact Us

■ **Investor Relations**

Gateway Group, Inc.
Matt Glover and Thomas Thayer
SYLA@gatewayir.com (949) 574-3860

■ **Company**

SYLA Technologies Co., Ltd.
Ebisu Prime Square Tower 7F, 1-1-39
Hiroo, Shibuya-ku, Tokyo, Japan
+81 3-4560-0650
https://syla-tech.jp/en

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

APPENDIX

SYLA Technologies

About Us

(1USD=131.81JPY)

Our company consists of SYLA Technologies Co., Ltd. and its consolidated subsidiaries (SYLA Co., Ltd., SYLA Solar Co., Ltd., SYLA Brain Co., Ltd., and SYLA Biotech Co., Ltd.).

Our mission is to democratize real estate investment around the world and to enrich the 100-year life era with technology and asset management on the Rimawari-kun platform.

We are engaged in the overall investment condominium business, including planning, development, construction, sales, rental management, building management, repair work, and the sale of properties.

SYLA by the Numbers:

- Net sales: $167.36m USD
- Number of registered members: 258,000
- Units managed: 3,193
- Rental income: $13.22m USD

SYLA
SYLA SOLAR
SYLA BRAIN
SYLA BIOTECH

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

The MANAGEMENT TEAM

Hiroyuki Sugimoto
CEO & Director



Yoshiyuki Yuto
COO & Director



Takahide Watanabe
CSO & Director



Nobuo Higuchi
CFO



Takeshi Fuchiwaki
CGO



Taku Okawa
CTO



Tianqi Li
CAIO



Shinsuke Nuriya
CIO



Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

The MANAGEMENT TEAM

Mitsuhiro Kawashima
Executive Officer



Makoto Ariki
Executive Officer



Tomoyoshi Uranishi
Independent Director



Ferdinand Groenewald
Independent Director



Ikuo Yoshida
Corporate Auditor



Keiji Torii
Corporate Auditor



Yoshihide Sugimoto
Corporate Auditor



Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

Philosophy

1. MISSION	**Enriching the 100-year life era with technology and asset management**
2. VISION	**Love and technology enduring beyond the century**
3. TARGET	**Real estate asset management through the platform to solve social problems**

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

History

(1USD=131.81JPY)

2009 Mar.

SYLA Technologies is established.



2010 Nov.

SYLA is born.



2011 Nov.

Launched a $30m USD scale project.

2012 Jun.

Started sales of the first in-house brand condominium "SYFORME Iriya".



2013 Apr.

Became an official sponsor of the Tohoku Rakuten Eagles



2014 Sep.

SYFORME series achieved 100% occupancy rate.
First customer appreciation event held.



2015 Jul.

First renovation project started.



Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

SYLA Technologies

History

(1USD=131.81JPY)

2016 Nov.

Started sales of condominiums for vacation rentals in special zones



2017 Jul.

Group Revenues exceeded $76m USD.

2018 Jul.

"SYFORME HIGASHI-SHINJUKU II" received the Excellent Business Award.



2019 Jan.

Achieved the highest occupancy rate of 99.88% for all leased properties under management.

2020 Jan.

Launched sales of the industry's first SENIOR TECH MANSION®

2021 Jun.

Launched Real Estate Crowdfunding Platform "Rimawari-kun"


応援型不動産クラファン
利回りくん
応援を、新しいカタチで。

2022

- **Feb.** M&A of a company that is a solar power generation system integrator that owns a power company
- **Mar.** Certified as environmentally friendly ZEH-M (ZEH Mansion) Oriented
- **May.** Rimawari-kun becomes the No.1 real estate crowdfunding service in Japan in terms of members.
  Established a new company to operate a container data center with a 100% renewable energy rate.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

SYLA Technologies

Examples of Real Estate Properties Owned by the Group

▼Galician Hills Nishiazabu



▼SYLA DAIKANYAMA


SYLA
DAIKANYAMA
SYLA
DAIKANYAMA
SYLA

▼Mistral Point


SYLA
SYLA

▼Other properties held for income
- Roppongi Building
- SYFORECITY SHIBAURA
- Hotel Condominium Hayama, etc.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see “Forward-Looking Statements” and the Company’s filings with the Securities and Exchange Commission.

Project MAP

We develop real estate in Japan, primarily 23 districts in Tokyo.


JAPAN
23 districts in Tokyo

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see “Forward-Looking Statements” and the Company’s filings with the Securities and Exchange Commission.

Condensed Income Statement (Consolidated)

(Unit: thousand USD: 1USD=131.81JPY)

	FY 2021	FY 2022	Variance
Net Revenues	126,435	167,330	32.35%
Cost of revenues	102,544	139,989	36.52%
Gross profit	23,891	27,341	14.45%
Gross profit margin	18.90%	16.34%	—
Selling, general and administrative expenses	18,714	* 21,433	14.51%
Income from operations	5,177	5,908	14.22%
Net income attributable to SYLA Technologies Co., Ltd.	2,105	2,996	42.60%

* $2,810 thousand in legal and professional expenses for the costs for IPO to NASDAQ

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

SYLA Technologies

Condensed Balance Sheet (Consolidated)

(Unit: thousand USD: 1USD=131.81JPY)

	FY 2021	FY 2022	Variance (2021 vs 2022)
Current assets	67,854	108,489	59.89%
Cash and deposits*	22,024	21,785	-1.09%
Inventories	38,552	79,791	106.97%
Non-current assets	94,986	117,540	23.74%
Property, plant and equipment	63,384	80,362	26.79%
Intangible assets	484	1,475	204.75%
Goodwill	3,170	5,521	74.16%
Total assets	162,840	226,030	38.80%
Current liabilities	31,472	38,938	23.72%
Short-term debt**	17,296	14,070	-18.65%
Non-current liabilities	89,017	137,272	54.21%
Long-term debt***	69,278	117,312	69.34%
Equity	42,351	49,819	17.63%
Capital stock	1,176	1,226	4.25%
Capital surplus	20,558	22,667	10.26%
Retained earnings	18,086	20,992	16.07%

* Cash and deposits includes cash and cash equivalents and restricted cash and Term deposits
** Short-term debt includes current portion of long-term loans and long-term bonds
*** Long-term debt includes long-term loans and long-term bonds

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

Asset Management Business: Number of Units Managed / Net Revenues



Units managed
Million USD (1USD=131.81JPY)
Number of units managed
Net revenues
3,300
3,200
3,100
3,000
2,900
2,800
2,700
2,600
2,500
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
9.39
10.13
13.22
2,788
2,854
3,193
2020
2021
2022
Number of units managed
Net revenues (Asset Management Business)

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.